UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date December 15, 2011	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations

News Release	15th December 2011

TASMAN BOARD APPROVES PHASE 4 DRILLING PROGRAM AT NORRA KARR HEAVY RARE EARTH ELEMENT AND ZIRCONIUM PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV – TSM; Frankfurt - T61; NYSE AMEX - TAS).  Mr Mark Saxon, President & CEO, advises that following the success of the Phase 3 program, the Board has approved and expanded Phase 4 drilling program at Norra Karr, Sweden.  This drilling program will focus on further defining the resource by in filling to 50 m section spacing, as well as acquiring up to eight tonnes of ore in larger diameter drill holes for use in future metallurgical test work.  The Phase 4 program will consist of an additional 40 holes for a total of approximately 8000 metres.

The Phase 4 drilling program will be used to advance the current NI43-101 compliant inferred mineral resource towards the indicated and measured status.  The large diameter drill core will be used to supply bulk material for a pilot plant scale test of Tasman’s metallurgical process, which is scheduled to commence in 2012.

Norra Karr is characterized by being unusually enriched in the high value HREO when compared to peer projects tracked by industry analysts at Technology Metals Research LLC (www.techmetalsresearch.com), with HREO as a percentage of TREO exceeding 50%.  Of particular note are the high grades of Y2O3 (yttrium oxide), Dy2O3 (dysprosium oxide) and Tb2O3 (terbium oxide), metals with strong demand in the lighting and automotive industries, and with few potential sources outside China.  In addition, Technology Metals Research show Norra Karr to be the fourth largest heavy rare earth project in the Western World by contained metal.

"As noted in our press release at the completion of our Phase 3 drilling program, drilling results continue to be very encouraging including intersections at shallow depths and at higher grades than the existing NI 43-101 resource" said Mark Saxon, Tasman's President & CEO. "The Norra Karr heavy rare earth project demands these next stages of development, with pending highlights being the release of the Preliminary Economic Assessment (PEA) in early 2012 and the commencement of expanded metallurgical work."

Mineralization occurs within the Norra Karr peralkaline nepheline syenite intrusion, which covers an area of 350m by 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drill holes appear associated with partially melted or pegmatitic intervals within the intrusion.  Recent mineralogical work by SGS Mineral Services has shown REE bearing minerals to be zirconosilicates, principally eudialyte and catapleiite, both of which are soluble in sulphuric acid.  The project shows geological similarity to advanced projects at Strange Lake (Quebec) and Dubbo (Australia).

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.  For an overview of the infrastructure and resource, please see a recent 3D fly through video at http://www.tasmanmetals.com/i/videos/video1/index.html.  A recent ResourceStockDigest interview with Tasman CEO Mark Saxon can be heard at: http://resourcestockdigest.com/archives/interview_hold/index.php?&content_id=2453.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM”.  REE demand is increasing, due to the metals unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe.  With a TREO (total rare earth oxide) cut off of 0.4%, the Inferred Mineral Resource comprises 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2 (zirconium oxide), with 53.7% of the TREO

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM www.tasmanmetals.com info@tsmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 36 SWEDEN

2

being the higher value HREO (heavy rare earth oxide).  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the American Stock Exchange or the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources.  This news release uses the term "inferred mineral resource."  We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission.  The estimation of inferrred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.  U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements.
Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.